UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 2, 2012

TRANSATLANTIC HOLDINGS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-10545	13-3355897
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

80 Pine Street, New York, New York	10005
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 365-2200

NONE

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2 (b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On March 2, 2012, Transatlantic Holdings, Inc. (“Transatlantic”) and Alleghany Corporation (“Alleghany”) issued a joint press release announcing the preliminary results of the elections made by Transatlantic’s stockholders regarding the form of merger consideration to be received in the pending transaction with Alleghany and noting that although Alleghany and Transatlantic have received substantially all necessary approvals needed to close the transaction, including those of the New York Department of Financial Services and Lloyds of London, the parties are awaiting the approval of the proposed merger from the Swiss Financial Market Supervisory Authority (“FINMA”), which approval is needed to complete the transaction. Alleghany and Transatlantic expect to receive approval from FINMA, however such approval may not be received prior to the previously announced expected closing date of March 6, 2012, in which case the closing date will not occur until the time such approval is received.

A copy of the joint press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference to this Item 8.01.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

99.1	Press Release of Transatlantic Holdings, Inc. dated March 2, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRANSATLANTIC HOLDINGS, INC. (Registrant)

By:	/s/ Gary A. Schwartz
Gary A. Schwartz
Executive Vice President and General Counsel

Date: March 2, 2012

Exhibit Index

Exhibit No.	Description

99.1	Press Release of Transatlantic Holdings, Inc. dated March 2, 2012.